Exhibit 99.3

Ontario Securities Commission

British Columbia Securities Commission

May 16, 2018

Dear Sirs

Re: Notice of change of auditor of Caledonia Mining Corporation Plc dated May 11, 2018

We have read the above referenced Notice and are in agreement with the statements contained in such Notice.

Yours faithfully

/s/ Nick Van Niekerk

Per: Nick Van Niekerk

Chartered Accountant (SA)

Director